United States securities and exchange commission logo





                             December 20, 2023

       Paul A. Jacobson
       Chief Financial Officer
       General Motors Co
       300 Renaissance Center
       Detroit, Michigan 48265-3000

                                                        Re: General Motors Co
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed January 31,
2023
                                                            File No. 001-34960

       Dear Paul A. Jacobson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 25

   1. We note your discussion of non-GAAP financial measures at the beginning of your
                                                        MD&A before any
discussion of the comparable GAAP measures. Please revise future filings to present and
discuss the directly comparable GAAP measures with equal or
                                                        greater prominence than
the non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K and
Question 102.10 of the Compliance and Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures. Your Form 8-K earnings releases should be similarly revised.
       Liquidity and Capital Resources, page 36

   2. We note that you separately present and discuss operating, investing, and financing cash flows at the
Automotive, GM Financial, and Cruise segment levels without a corresponding
discussion at the consolidated level. Please tell us how your presentation
 Paul A. Jacobson
FirstName  LastNamePaul   A. Jacobson
General Motors  Co
Comapany20,
December   NameGeneral
               2023      Motors Co
December
Page 2     20, 2023 Page 2
FirstName LastName
         complies with the requirement of Item 303(b) of Regulation S-K to discuss your business as a whole with segment information provided as necessary. Financial Statements
Consolidated Statements of Cash Flows, page 55

3. Please tell us the nature of all items included within the "Purchases of finance receivables, net" and "Purchase of leased vehicles, net" line items and identify the parties from which you purchase the applicable assets. In doing so, clarify if the balances include any material offsetting amounts and how you determined net presentation was appropriate.
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 57

4. We note your revenue recognition disclosures related to remarketing obligations at the top of page 58. Please explain to us the specific nature of the arrangements and transactions involved and the specific accounting guidance followed, including how you applied or considered the repurchase agreement guidance in ASC 606-10-55-66 through -78. In doing so, clarify if you account for any arrangements with daily rental companies as leases or financing arrangements due to repurchase agreements and provide us with illustrative journal entries to assist our understanding.
Inventories, page 59

5. As required by ASC 330-10-50-1, please disclose the basis of stating inventories, such as
         FIFO, LIFO or estimated average cost. If LIFO or estimated average cost per unit is used, provide the additional disclosures required by Rule 5-02(6)(b)-(c) of Regulation S-X.
Stock Incentive Plans, page 62

6. We note your disclosure that compensation cost is "recorded on stock issued to settle awards based on the fair value of Cruise's common stock until such time that the stock has been issued for more than six months." Please clarify what this statement means and how it complies with ASC 718.
Note 3. Revenue, page 64

7. ASC 606-10-50-4(a) requires entities to disclose the amount of revenue recognized from contracts with customers under ASC 606 separately from other sources of revenues.
         Please revise your disclosures, as necessary, to provide distinctions between ASC 606 and non-ASC 606 revenues.
 Paul A. Jacobson
General Motors Co
December 20, 2023
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNamePaul A. Jacobson                        Sincerely,
Comapany NameGeneral Motors Co
                                                          Division of
Corporation Finance
December 20, 2023 Page 3                                  Office of
Manufacturing
FirstName LastName